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                                                                      EXHIBIT 19
REPORT TO SHAREHOLDERS

I. FINANCIAL RESULTS FOR THE QUARTER ENDING MARCH 31, 2001; DISCUSSION OF PROJECTIONS.

During the quarter ending March 31, 2001, Progressive Asset Management, Inc.
(PAM) continued to achieve positive financial results. PAM produced total revenues of $128,938, while incurring expenses of $87,957, thereby generating a net profit of $40,981 for the quarter. Earnings for the period were $0.03 per share, fully diluted $0.02 per share. Such earnings reflect a decline from the earnings achieved during the same quarter of the previous fiscal year. Total net earnings for the first nine months of fiscal 2001 reached $154,229.

The extreme volatility exhibited by the stock markets had a negative impact on PAM's revenue. A significant portion of PAM's income is derived from asset - based fees charged on portfolio values. As the size of these assets have declined because of the overall drop in the financial markets, PAM's fee revenue is also correspondingly lowered. In addition, during highly uncertain periods, such as the one we are experiencing, investors tend to be less transaction oriented in general, thereby further lowering commission revenues. These trends have just begun to be reflected in the decline of profits discussed above.

As we have discussed in past reports, under the strategic alliance with Financial West Group (FWG), FWG executes securities transactions and receives the commissions for those transactions generated by registered representatives who are members of the PAM Network. Then FWG distributes the preponderance of the commissions to the registered representatives, retaining a portion, which is shared with PAM.

II. BOTTOMLINE 2001 CONFERENCE.

Over 175 people participated in the inauguration of a new educational conference, co hosted by PAM and E-Education Advisors, entitled "Bottomline 2001: The Future of Fiduciary Responsibility." The conference, held in San Francisco from April 18 - 20, 2001, was a major success in bringing together institutional investors from public pensions funds, trade unions, faith based organizations, and foundations. Representatives attended from California, Colorado, Hawaii, Michigan, Oregon, New Hampshire, New Mexico, New York, and Vermont.

III. PROGRESSIVETRADE SECURITIES, INC.

Although market conditions were not particularly favorable for starting up an on-line socially-responsible investment brokerage firm, ProgressiveTrade Securities, Inc. (PTS) continued to make steady progress during the quarter. PTS is a joint venture of PAM and Sustainable Systems, Inc. Sustainable Systems is the founder and manager of the Communication Technology Cluster (CTC), a successful incubator for high tech communications start-ups located in Oakland, California.

Thus far, PTS has incorporated, finished its business plan, established offices in the CTC, and nearly completed its application for licensing as a broker-dealer from the National Association of Securities Dealers. In addition, PTS has undertaken discussions with potential investors who have indicated interest, initiated contact with appropriate strategic allies, and begun the process of building its on-line



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socially responsible investment system.

PAM owns 70% of the initial stock of PTS and Sustainable Systems owns 30%. PAM's maximum financial commitment to this endeavor is $100,000, and PAM's expenditures to date have been modest.

IV. SHAREHOLDER MATTERS.

At the annual PAM shareholders meeting held in corporate offices in Concord, California on February 22, 2001, the following individuals were reelected as directors. Peter Camejo, Catherine Cartier, Nina Lau Branson, Eric Leenson, Ed Price, Kalman Stein, Gene Valentine, and Michael Wyman.

At the first Board Meeting held March 21, 2001 Catherine Cartier was reelected Corporate Secretary. Eric Leenson was chosen to lead PAM for the next year as President and CEO, while Peter Camejo will remain as Board Chair. The vote was unanimous, as was adoption of a resolution commending Peter for his generous service as CEO over the past 14 years. Management changes will not modify PAM's current business plan, but will seek to streamline its implementation.

During the quarter PAM repurchased a small number of its common shares, representing a total of less than 2% of the outstanding amount.

V. OTC BULLETIN BOARD.

PAM common shares were re listed on the OTC Bulletin Board under the symbol PAMI. Currently there are four firms making a market in PAM's shares. You can find price quotes on the OTC Bulletin Board website www.otcbb.com using the symbol PAMI.

VI. LOOKING TO THE FUTURE.

On the whole we believe the results of the period were favorable as PAM achieved its 7th consecutive quarter of profitability. In addition, the group of new brokers described in the last report has been successfully integrated into the PAM Network. Also, we have been contacted by other financial professionals interested in joining us. Of course, it is difficult to predict the outcome of these discussions, and there can be no assurance the Network will continue to expand. A declining stock market described earlier may impede our ability to recruit.

The success of the Bottomline 2001 Conference was especially gratifying in demonstrating clearly a growing interest in socially responsible investing among institutional investors. We now face the challenge of developing services and products in conjunction with Financial West Group to meet these investor needs.

Thank you for your continuing support of our efforts to increase shareholder value while offering our clients the opportunity to invest for financial return and social progress.

Forward-Looking Statements. Any statements contained in this Report that relate to future plans, events, or performance are forward-looking statements that involve risks and uncertainties. These include: but are not limited to, changes in general economic conditions, particularly the recent down-turn in the economy, intense competition for customers, pressures on brokerage, other fees charged, most notably the competition among firms offering brokerage services on-line, the mood of the investing public and the changes in political attitude toward


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socially responsible investments. PAM cautions that the foregoing list of important factors is not exclusive. Developments in any of these areas could cause PAM's results to differ materially from results that have been or may be projected by or on behalf of PAM. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this statement. PAM does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of PAM.

/s/ Peter Camejo                /s/ Eric Leenson
----------------                -----------------
Peter Camejo                    Eric Leenson
Board Chair                     President, CEO


May 4, 2001

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